                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                            43-40 Northern Boulevard
                           Long Island City, NY 11101

                                                                February 8, 2006

VIA EDGAR TRANSMISSION
----------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re: The Major Automotive Companies, Inc.
    Amendment No. 2 to Preliminary Transaction Statement on Schedule 13E-3
    Filed January 6, 2006
    File No. 5-54143
    Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
    Filed January 6, 2006
    File No. 0-29182

Ladies and Gentlemen:

     On behalf of The Major Automotive Companies, Inc. (the "Company"), we are
hereby filing with the Securities and Exchange Commission (the "Commission")
Amendment No. 3 to the Company's (i) Preliminary Transaction Statement on
Schedule 13E-3 and (ii) Preliminary Proxy Statement on Schedule 14A
(collectively the "Amendments"), as initially filed with the Commission on
October 14, 2005. We are delivering clean and marked courtesy copies of the
Amendments to each of Mr. Pradip Bhaumik and Ms. Mara Ransom of the Commission.

     Set forth below are the Company's responses to the Commission's comments given by letter (the "Comment Letter") dated January 11, 2006 from H.
Christopher Owings, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter.

SCHEDULE 14A
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SPECIAL FACTORS, PAGE 1; FAIRNESS OF THE TRANSACTION, PAGE 8
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1.   We note that the Board of Directors and Bruce Bendell have adopted the analysis of the Special Committee as it relates to the procedural fairness of the going private transaction, however, it is not clear how the Board of
     Directors and Bruce Bendell have arrived at their substantive fairness of the going private transaction. We note the disclosure that appears on page
     12 that the Board, Special Committee and Bruce Bendell considered the factors

Securities and Exchange Commission
February 8, 2006

     that are outlined therein in arriving at their substantive fairness determination, however, this discussion does not discuss all of the factors that are included in Instruction 2 to Item 1014 of Regulation M-A, which appear to have been considered exclusively by the Special Committee starting on page 9. We note that it appears that at least the Board, but not Mr. Bendell individually, adopted the recommendation of $1.90 that was made by the Special Committee (see page 12), however, this does not reflect whether the Board also adopted the analysis of the Special Committee nor does it reflect how Mr. Bendell arrived at his substantive fairness determination. Please revise.

Response:

We have complied with the Commission's comment and have revised our disclosure in the Fairness of the Transaction Section.

2.   Please advise us as to the status of your periodic report for the quarter ended September 30, 2005, as it appears that this report should have been filed by now. Once filed, the proxy statement will need to be updated to reflect this interim financial information.

Response:

We have complied with the Commission's comment by filing the Quarterly Report on
Form 10-Q for the quarter ended September 30, 2005 and an amended Form 10-Q/A for such period and by updating the financial information contained in the Proxy to reflect this interim financial information

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 8, 2006

Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                             MITCHELL LITTMAN, ESQ.
                             MARK F. COLDWELL, ESQ.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                         Very truly yours,

                                         /S/ BRUCE BENDELL

                                         Bruce Bendell, Chief Executive Officer

cc: Securities and Exchange Commission
    ----------------------------------

    Pradip Bhaumik, Esq.
    Mara Ransom

    The Major Automotive Companies, Inc.
    ------------------------------------

    Alan Pearson
    Eric Keltz, Esq.
    Richard L. Feinstein

    Littman Krooks LLP
    ------------------

    Mitchell Littman, Esq.